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Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number:333-134390
Date: June 12, 2006

Analyzing the Premium Offered by Teck Cominco

June 11, 2006

Considering the extreme pressure on mining company share prices in recent weeks, we want to draw your attention to the attached analysis of the current value of our offer to acquire Inco.

Four key points emerge from this analysis, specifically:

  1.
  Since we launched on May 8, 2006, Inco's share price has closely tracked the implied value of our offer, despite the sharp, broad sell-off in those mining equities not currently subject to takeover offers. (graph 1)

  2.
  Had Inco's share price not been supported by our offer as it appears it has throughout this period, we believe it is reasonable to assume that it too would likely have traded lower.

  We believe that Inco's share price could have traded roughly in line with, for example, the "Big 3" globally diversified companies and/or smaller but focused nickel companies.

  Regardless of which set of comparable companies is selected, the extent of the hypothetical decline compared to May 5, 2006 closing prices—the last trading day prior to our launch—is in the range of about 20 to 21%.

  On the basis of those assumptions Inco's "normalized" share price would not now be C$69.41 or over 6% higher than its close on May 5, but somewhere in the low C$50's.(1) (graph 2)

  3.
  As of the close of business last Friday, June 9, 2006, the implied value of our offer (assuming full pro ration of cash and Teck shares offered) was C$68.82 per Inco share. On that basis, the value of our offer is a premium to Inco shareholders of 31 to 33% over Inco's "normalized" value. (graph 3)

  4.
  Furthermore, without the apparent support of the value of our offer in Inco's share price and if Inco shares traded at their "normalized" share price as above, the implied value of Inco's offer for Falconbridge (assuming full pro ration of cash and Inco shares offered), would be less than C$40 per Falconbridge share, in comparison to Xstrata's existing all-cash offer at C$52.50 per share, (graph 4). The differential of $12.50 per Falconbridge share represents approximately C$4.8 billion in aggregate.

(1)
This normalized value is a hypothetical illustration only. These price adjustments assume that Inco shares would have traded in line with the relevant index, absent the Teck offer. No assurance can be given that Inco shares would have traded on this basis. The Inco share price may be affected by matters other than Teck's offer for Inco.

We are always available to discuss any aspect of our offer with you.

Thank you for your interest in Teck Cominco.

Ron Vance
Senior Vice President, Corporate Development
Teck Cominco Limited
Ph: 604-640-5203
Email: ron.vance@teckcominco.com

Greg Waller
Director Financial Analysis & Investor Relations
Teck Cominco Limited
Ph: 604 685 3005
Email: greg.waller@teckcominco.com

Analyzing the Premium Offered by Teck Cominco

Transaction website: www.teckcomincooffer.com All amounts in Canadian dollars	Investor contact:	Greg Waller Director Financial Analysis and Investor Relations (604) 685-3005 greg.waller@teckcominco.com

Teck offer is supporting Inco share price...

Inco share price is 6.2% higher since May 5, 2006, the last trading day prior to the announcement of Teck's bid for Inco

Since Teck announcement on May 8, Inco shares have closely tracked the implied value of Teck's offer

Teck share price (June 9, 2006)        $64.87
Implied value of Teck offer(1)          $68.82
(0.6293 × $64.87 + $28.00 Cash =    $68.82)

Graph 1: Inco Trading Price
(May 5 to June 9, 2006)

While market comparables are sharply lower

Trading performance of relevant base metals companies (unaffected by M&A activity) since May 5:

"Big 3 Diversified Mining Companies"(2):    -19.9%
Nickel Companies(3):                                   -20.8%

Graph 2: Relative Trading Performance
(May 5 to June 9, 2006)

1.
Assuming full pro ration
2.
Big 3 index: Market capitalization weighted index of Anglo American, BHP Billiton and Rio Tinto since May 5, 2006
3.
Nickel index: Market capitalization weighted index of Eramet, FNX Mining, Jubilee Mines, Minara and Skye Resources since May 5, 2006

Analyzing the Premium Offered by Teck Cominco

Transaction website: www.teckcomincooffer.com All amounts in Canadian dollars	Investor contact:	Greg Waller Director Financial Analysis and Investor Relations (604) 685-3005 greg.waller@teckcominco.com

"Normalized" Inco share price vs. Teck offer / premium

Implied value of Teck offer as at June 9,2006: $68.82

Inco "normalized" price adjusted by:(4)

—decline in Big 3 Index:                $52.35
Teck Premium: 31.5%

—decline in Nickel Index:              $51.76
Teck Premium: 33.0%

 Teck is offering a premium of more than 30%
to the Inco "normalized" share price

Graph 3: Relative Trading Performance
(May 5 to June 9, 2006)

Inco vs. Xstrata offers for Falconbridge

At Inco "normalized" share price of $52.35, the implied
value of Inco offer for Falconbridge is $39.93:(5)

 - Xstrata's all cash offer is 31.5% higher:
$12.57 per share ($4.8 billion)

-Falconbridge is trading 39.9% higher:
$15.92 per share ($6.1 billon)

Graph 4: Comparison of Falconbridge Offers
(May 5 to June 9, 2006)

4.
Assuming full pro ration and based on Teck Class B subordinate voting share trading price as at June 9, 2006. These price adjustments assume that Inco shares would have traded in line with the relevant index, absent the Teck offer. This is a hypothetical illustration only. No assurance can be given that Inco shares would have traded on this basis. The Inco share price may be affected by matters other than Teck's offer for Inco.
5.
Assuming full pro ration.

Important Notice

This presentation may be deemed to be solicitation material in respect of Teck Cominco's proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with the Securities and Exchange Commission ("SEC") in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

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Analyzing the Premium Offered by Teck Cominco
Important Notice